UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 11, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT KUSASALETHU

Johannesburg, Tuesday, 11 August 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that one of its employees succumbed to his injuries after an engineering maintenance-related accident at the Company’s Kusasalethu mine in Carletonville, in South Africa’s Gauteng province, yesterday evening.

Authorities have been informed and a full investigation is underway to understand the circumstances of the incident.

Harmony CEO, Peter Steenkamp, has extended his deepest condolences, and those of the Company, to the family, colleagues and friends of the deceased.

“The safety and health of our colleagues is a priority for us. We are deeply saddened by this incident and we all have a significant role to play in ensuring that we achieve zero harm in the workplace, and that safety is top of mind at all times. We are providing the necessary support to our deceased colleague’s family and friends during this time.” Mr Steenkamp said.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

11 August 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 11, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director